OMB APPROVAL
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           UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

             FORM U-3A2

Statement by Holding Company Claiming Exemption Under Rule U-3a-2 from the provisions of the Public Utility Holding Company Act of 1935

To be filed Annually Prior to March 1
ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

   1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
       (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

   2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

   3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

       (a) Number of kwh. Of electric energy sold (at retail or wholesale) and Mcf. Of natural or manufactured gas distributed at retail.

       (b)   Number  of  kwh.  of  electric   energy  and  Mfc.  Of  natural  or
             manufactured gas distributed at retail outside the State in which each company is organized.

       (c)   Number  of  kwh.  Of  electric   energy  and  MCF.  OF  NATURAL  OR
             MANUFACTURED AS SOLD AT WHOLESALE OUTSIDE THE State in which each such company is organized, or at the State line.

       (d)   Number  of  kwh.  Of  electric   energy  and  Mcf.  Of  natural  or
             manufactured gas purchased outside the State in which each such company is organized or at the State line.

   4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

       (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

       (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

       (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB control number.                                        SEC 1834 (2-97)

       (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

       (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of March, 1998.

ALASKA POWER & TELEPHONE COMPANY
--------------------------------------------------------------------------------
 Name of claimant

                                                     by /s/ ARNE SATHER
                                                       ------------------
                                                     (title) CONTROLLER
                                                            ------------

CORPORATE SEAL

Attest:  /s/ HOWARD GARNER ,  EXECUTIVE VICE PRESIDENT
       ------------------------------------------------

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

ALASKA POWER & TELEPHONE COMPANY                  ARNE SATHER, CONTROLLER
--------------------------------                  -----------------------
           (Name)                                          (Title)
P.O. BOX 3222, PORT TOWNSEND, WASHINGTON   98368


                  EXHIBIT B  Financial Data Schedule

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                      Item No.               Caption Heading
                         1                      Total Assets
                         2                      Total Operating Revenues
                         3                      Net Income


EXHIBIT C

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                           ATTACHMENTS TO FORM U-3A-2


1. Name of claimant is Alaska Power & Telephone Company (AP&T). AP&T operates as a regulated public utility providing electric and/or telephone service. AP&T is fully regulated by the Alaska Public Utilities Commission. AP&T is a Holding Company with the following subsidiaries:

A.  Electric Operations

    1. Alaska Power Company - Serving Skagway, Tok, Craig, Hydaburg, Tanacross, Dot Lake, Hollis, Chistochina, Mentasta Lake, Tetlin, Healy Lake.

    2. Bettles Power & Light, Inc. - Serving Bettles, Evansville,
    Allakaket/Alatna.

    3. Coffman Cove Utilities Assoc. - Serving Coffman Cove, Whale Pass,
    Naukati.

    4. Eagle Power Company - Serving Eagle, Eagle Village.

    5. Northway Power & Light - Serving Northway, Northway Village.

    6. Haines Light & Power - Serving Haines.

    7. BBL Hydro, Inc. - Hydroelectric on Prince of Wales Island (wholesale generator).

    8. Goat Lake Hydro, Inc. - Hydroelectric Project - Skagway.


B.  Telephone Operations

    1. Alaska Telephone Company - Serving Skagway, Tok, Craig, Hydaburg, Tanacross, Dot Lake, Hollis, Dry Creek, Tetlin, Healy Lake, Naukati, Whale Pass, Myers Chuck, Edna Bay.

    2. Bettles Telephone, Inc. - Serving Bettles, Evansville, Jim River Camp.

    3. North Country Telephone, Inc. - Serving Eagle, Eagle Village.

    4. AP&T Wireless - Serving Ketchikan and surrounding areas.

2. All properties of AP&T are located solely within Alaska. There is no natural gas activity. The electric service in each location is generated by diesel powered generators (with some hydro in Skagway, Prince of Wales Island, and Haines). There is no intertie to other electric systems or generation sources except that AP&T sells wholesale electricity to Tlingit-Haida Regional Electric Authority for the community of Klawock, Alaska.

3. (a) Number of kwh sold (by individual subsidiary):

         Alaska Power Company                          36,285,372  kwh retail
                                                        4,368,344  kwh wholesale
         Bettles Power & Light, Inc.                      699,760  kwh retail
         Coffman Cove Utilities Assoc. Inc.             1,360,323  kwh retail
         Eagle Power Company                              630,889  kwh retail
         Northway Power & Light, Inc.                   1,739,424  kwh retail
         Haines Light & Power, Inc.                    11,175,494  kwh retail

     (b)  None sold or distributed out of the state of Alaska.
     (c)  None sold or distributed out of the state of Alaska.
     (d)  None sold or distributed out of the state of Alaska.

     Exhibit A attached is the consolidating financial statements.

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES                      Exhibit A
CONSOLIDATING BALANCE SHEETS - ASSETS
December 31, 1997
                                           AP&T       ALD        APC        ATC       ATW        BBL
Assets
Utility Plant:
   Electric                              1,720,809            20,950,759                      10,309,865
   Telephone                                                             8,742,907  1,194,796
                                        -----------------------------------------------------------------
                                         1,720,809          0 20,950,759 8,742,907  1,194,796 10,309,865

   Less accumulated depreciation         1,105,353             7,529,812 2,649,959    100,905    495,498
                                        -----------------------------------------------------------------
                                           615,456          0 13,420,947 6,092,948  1,093,891  9,814,367

   Utility plant under construction         28,809             1,039,008    64,630     93,665
                                        -----------------------------------------------------------------
Total utility plant                        644,265          0 14,459,955 6,157,578  1,187,556  9,814,367

Other assets:
   Investment in Subsidiaries           35,708,118
   Preliminary survey and investigation costs                    323,561
   Investment in CoBank                    532,237
   Notes Receivable                        147,197
   Special Funds Restricted
   Other                                 1,265,501     11,793                          77,513    164,866
                                        -----------------------------------------------------------------
Total other assets                      37,653,053     11,793    323,561         0     77,513    164,866

Current assets:
   Cash                                    161,860                32,817    20,718        750
   Trade accounts receivable                                     869,879   704,336    119,925
   Other receivables                        39,233
   Fuel, supplies, and other inventory                           382,667   175,809    256,047
   Income Taxes Recoverable                367,066
   Prepaid expenses and other              122,014                           3,609
   Current portion of special funds - restricted
---------------------------------------------------------------------------------------------------------
Total current assets                       690,173          0  1,285,363   904,472    376,722          0
                                        -----------------------------------------------------------------
                                        38,987,491     11,793 16,068,879 7,062,050  1,641,791  9,979,233
                                        =================================================================
                                           BTP        BTT        CCU        EPC       GLH        HLP
Assets
Utility Plant:
   Electric                              1,090,697             1,355,938   761,458             5,324,209
   Telephone                                          677,614
                                        -----------------------------------------------------------------
                                         1,090,697    677,614  1,355,938   761,458          0  5,324,209

   Less accumulated depreciation           580,629    267,963    214,179   382,737             1,643,088
                                        -----------------------------------------------------------------
                                           510,068    409,651  1,141,759   378,721          0  3,681,121

   Utility plant under construction          2,715               117,225    52,478 13,932,878     95,657
                                        -----------------------------------------------------------------
Total utility plant                        512,783    409,651  1,258,984   431,199 13,932,878  3,776,778

Other assets:
   Investment in Subsidiaries
   Preliminary survey and investigation                                                88,970         86
   Investment in CoBank
   Notes Receivable
   Special Funds Restricted                                                         6,999,656
   Other                                              147,958                         506,558
                                        -----------------------------------------------------------------
Total other assets                               0    147,958          0         0  7,595,184         86

Current assets:
   Cash                                                               50                              56
   Trade accounts receivable                51,693     67,323     45,491    41,296               349,346
   Other receivables
   Fuel, supplies, and other inventory      47,886      1,633     14,012    39,698               102,490
   Income Taxes Recoverable
   Prepaid expenses and other
   Current portion of special funds - restricted                                   2,500,000
---------------------------------------------------------------------------------------------------------
Total current assets                        99,579     68,956     59,553    80,994  2,500,000    451,892
                                        -----------------------------------------------------------------
                                           612,362    626,565  1,318,537   512,193 24,028,062  4,228,756
                                        =================================================================

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - ASSETS  -- continued
December 31, 1997
                                           NCT        NPL      Combined       Elimination  Consoldiated
Assets
Utility Plant:
   Electric                                         1,315,801  42,829,536                   42,829,536
   Telephone                               275,348             10,890,665                   10,890,665
                                        --------------------------------------------------------------
                                           275,348  1,315,801  53,720,201                   53,720,201

   Less accumulated depreciation            64,783    479,355  15,514,261                   15,514,261
                                        --------------------------------------------------------------
                                           210,565    836,446  38,205,940                   38,205,940

   Utility plant under construction         12,318     96,358  15,535,741                   15,535,741
                                        --------------------------------------------------------------
Total utility plant                        222,883    932,804  53,741,681             0     53,741,681

Other assets:
   Investment in Subsidiaries                                  35,708,118     (35,708,118)           0
   Preliminary survey and investigation                           412,617                      412,617
   Investment in CoBank                                           532,237                      532,237
   Notes Receivable                                               147,197                      147,197
   Special Funds Restricted                                     6,999,656                    6,999,656
   Other                                                        2,174,189                    2,174,189
                                        --------------------------------------------------------------
Total other assets                               0          0  45,974,014     (35,708,118)  10,265,896

Current assets:
   Cash                                         12                216,263                      216,263
   Trade accounts receivable                31,872     77,155   2,358,316                    2,358,316
   Other receivables                                              39,233                       39,233
   Fuel, supplies, and other inventory       1,037     29,508   1,050,787                    1,050,787
   Income Taxes Recoverable                                       367,066                      367,066
   Prepaid expenses and other                                     125,623                      125,623
   Current portion of special funds - restricted                2,500,000                    2,500,000
------------------------------------------------------------------------------------------------------
Total current assets                        32,921    106,663   6,657,288               0    6,657,288
                                        --------------------------------------------------------------
                                           255,804  1,039,467 106,372,983     (35,708,118)  70,664,865
                                        ==============================================================

AP&T      Alaska Power & Telephone Company
ALD       Alaska Long Distance
APC       Alaska Power Company
APT       Alaska Telephone Company
ATW       AP&T Wireless, Inc.
BBL       Black Bear Lake Hydro
BTP       Bettles Light & Power
BTT       Bettles Telephone Inc.
CCU       Coffman Cove Utilities Association Inc.
EPC       Eagle Power Company
GLH       Goat Lake Hydro
HLP       Haines Light & Power
NCT       North Country Telephone Inc.
NPL       Northway Power & Light

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY
December 31, 1997
                                             AP&T       ALD        APC        ATC       ATW        BBL
Liabilities and stockholders' equity
Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares 937,016   1,143,871
  Additional paid-in capital               5,086,137
  Retained earnings                       11,516,593
                                          -----------------------------------------------------------------
Total stockholders' equity                17,746,601          0          0         0          0

Parent Company Equity                                   11,793 15,846,009 6,849,194  1,533,351  1,972,502
                                          -----------------------------------------------------------------

Long-term debt, less current portion      14,522,895                                             7,871,265
                                          -----------------------------------------------------------------

Other liabilities:
  Deferred investment tax credits             38,418
  Deferred income taxes                    4,339,942
  Customer advances for construction                                76,318
                                          -----------------------------------------------------------------
Total other liabilities                    4,378,360          0     76,318         0          0          0

Current liabilities:
  Trade accounts payable                     740,185                77,622    85,796                 5,688
  Accrued taxes and expenses                 779,192                34,324    21,932      8,440     53,815
  Income taxes payable
  Deferred income taxes                      145,322
  Customer deposits and advance billings                          34,606   105,128
  Current portion of long-term debt          674,936                                    100,000     75,963
                                         -----------------------------------------------------------------
Total current liabilities                  2,339,635          0    146,552   212,856    108,440    135,466
                                          -----------------------------------------------------------------
                                          38,987,491     11,793 16,068,879 7,062,050  1,641,791  9,979,233
                                          =================================================================
December 31, 1997                            BTP        BTT        CCU        EPC       GLH        HLP
Liabilities and stockholders' equity
Stockholders' equity
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016
  Additional paid-in capital
  Retained earnings
                                          -----------------------------------------------------------------
Total stockholders' equity                         0          0          0         0          0          0

Parent Company Equity                        611,351    619,655  1,252,558   510,791  1,078,406  4,142,889
                                          -----------------------------------------------------------------

Long-term debt, less current portion                                                 22,677,992
                                         ------------------------------------------------------------------

Other liabilities:
  Deferred investment tax credits
  Deferred income taxes
  Customer advances for construction             762                55,278                          30,250
                                          -----------------------------------------------------------------
Total other liabilities                          762          0     55,278         0          0     30,250

Current liabilities:
  Trade accounts payable                                  4,166      8,801                          34,258
  Accrued taxes and expenses                      49         94        150         2    287,474      7,741
  Income taxes payable
  Deferred income taxes
  Customer deposits and advance billings         200      2,650      1,750     1,400                13,618
  Current portion of long-term debt                                                     (15,810)
                                          -----------------------------------------------------------------
Total current liabilities                        249      6,910     10,701     1,402    271,664     55,617
                                          -----------------------------------------------------------------
                                             612,362    626,565  1,318,537   512,193 24,028,062  4,228,756
                                          =================================================================

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS - LIABILITIES AND EQUITY  -- continued
December 31, 1997
                                          NCT        NPL      Combined       Elimination  Consolidated

Liabilities and stockholders' equity
Stockholders' equity:
  Common stock, $1 par value:
   Authorized shares, - 2,000,000
   Issued and outstanding shares - 937,016                     1,143,871                    1,143,871
  Additional paid-in capital                                   5,086,137                    5,086,137
  Retained earnings                                           11,516,593                   11,516,593
                                        --------------------------------------------------------------
Total stockholders' equity                      0          0  17,746,601                   17,746,601

Parent Company Equity                     252,486  1,027,133  35,708,118     (35,708,118)           0
                                        --------------------------------------------------------------

Long-term debt, less current portion                          45,072,152                   45,072,152
                                        --------------------------------------------------------------

Other liabilities:
  Deferred investment tax credits                                 38,418                       38,418
  Deferred income taxes                                        4,339,942                    4,339,942
  Customer advances for construction                             162,608                      162,608
                                        --------------------------------------------------------------
Total other liabilities                         0          0   4,540,968             0      4,540,968

Current liabilities:
  Trade accounts payable                      (58)    11,797     968,255                      968,255
  Accrued taxes and expenses                  124        168   1,193,505                    1,193,505
  Income taxes payable                                                 0                            0
  Deferred income taxes                                          145,322                      145,322
  Customer deposits and advance billings    3,252        369     162,973                      162,973
  Current portion of long-term debt                              835,089                      835,089
                                        --------------------------------------------------------------
Total current liabilities                   3,318     12,334   3,305,144                    3,305,144
                                        --------------------------------------------------------------
                                          255,804  1,039,467 106,372,983     (35,708,118)  70,664,865
                                        ==============================================================

AP&T      Alaska Power & Telephone Company
ALD       Alaska Long-Distance
APC       Alaska Power Company
APT       Alaska Telephone Company
ATW       AP&T Wireless, Inc.
BBL       Black Bear Lake Hydro
BTP       Bettles Light & Power
BTT       Bettles Telephone Inc.
CCU       Coffman Cove Utilities Association Inc.
EPC       Eagle Power Company
GLH       Goat Lake Hydro
HLP       Haines Light & Power
NCT       North Country Telephone Inc.
NPL       Northway Power & Light

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME
For the year ended December 31, 1997
                                           AP&T       ALD        APC        ATC       ATW        BBL
Revenues:
   Electric                                                    7,107,534                       1,293,016
   Telephone                                                             4,691,781    782,371
                                        -----------------------------------------------------------------
Total revenues                                   0          0  7,107,534 4,691,781    782,371  1,293,016

Expenses:
   Electric                               (185,945)            5,900,731                         509,504
   Telephone                                                             3,048,505    935,109
                                        -----------------------------------------------------------------
Total expenses                            (185,945)         0  5,900,731 3,048,505    935,109    509,504
                                        -----------------------------------------------------------------
Operating income                           185,945          0  1,206,803 1,643,276   (152,738)   783,512

Other (income) expense:
   Interest income                         (31,558)
   Allowance for funds used
          during construction             (691,690)
   Interest expense                      1,310,842                                               593,275
   Miscellaneous                            (3,146)                                   (11,682)   (18,072)
                                        -----------------------------------------------------------------
                                           584,448          0          0         0    (11,682)   575,203
                                        -----------------------------------------------------------------
Income before income taxes                (398,503)         0  1,206,803 1,643,276   (141,056)   208,309

Provision for income taxes                                       350,824   483,720    (41,522)    61,318
                                        -----------------------------------------------------------------
Net income                                (398,503)         0    855,979 1,159,556    (99,534)   146,991
                                        =================================================================

                                          BTP        BTT        CCU        EPC       GLH        HLP

Revenues:
   Electric                               374,057               319,716   262,871             1,993,015
   Telephone                                         277,431
                                        -----------------------------------------------------------------
Total revenues                            374,057    277,431    319,716   262,871          0  1,993,015

Expenses:
   Electric                               381,033               291,030   238,794             1,499,632
   Telephone                                         273,746
                                        -----------------------------------------------------------------
Total expenses                            381,033    273,746    291,030   238,794          0  1,499,632
                                        -----------------------------------------------------------------
Operating income                           (6,976)     3,685     28,686    24,077          0    493,383

Other (income) expense:
   Interest income
   Allowance for funds used
          during construction
   Interest expense
   Miscellaneous
                                        -----------------------------------------------------------------
                                                0          0          0         0
                                        -----------------------------------------------------------------
Income before income taxes                 (6,976)     3,685     28,686    24,077          0    493,383

Provision for income taxes                             1,085      8,444     7,087               140,153
                                        -----------------------------------------------------------------
Net income                                 (6,976)     2,600     20,242    16,990          0    353,230
                                        =================================================================

ALASKA POWER & TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME  -- continued
For the year ended December 31, 1997
                                          NCT        NPL      Combined       Elimination  Consolidated
Revenues:
   Electric                                          475,288  11,825,497     (1,293,016)   10,532,481
   Telephone                              228,489              5,980,072                    5,980,072
                                        --------------------------------------------------------------
Total revenues                            228,489    475,288  17,805,569     (1,293,016)   16,512,553

Expenses:
   Electric                                          444,375   9,079,154     (1,293,016)    7,786,138
   Telephone                              196,008              4,453,368                    4,453,368
                                        --------------------------------------------------------------
Total expenses                            196,008    444,375  13,532,522     (1,293,016)   12,239,506
                                        --------------------------------------------------------------
Operating income                           32,481     30,913   4,273,047                    4,273,047

Other (income) expense:
   Interest income                                               (31,558)                     (31,558)
   Allowance for funds used
          during construction                                   (691,690)                    (691,690)
   Interest expense                                            1,904,117                    1,904,117
   Miscellaneous                                                 (32,900)                     (32,900)
                                        --------------------------------------------------------------
                                                0              1,147,969                    1,147,969
                                        --------------------------------------------------------------
Income before income taxes                 32,481     30,913   3,125,078                    3,125,078

Provision for income taxes                  9,561      9,100   1,029,770                    1,029,770
                                        --------------------------------------------------------------
Net income                                 22,920     21,813   2,095,308             0      2,095,308
                                        ==============================================================

AP&T      Alaska Power & Telephone Company
ALD       Alaska Long-Distance
APC       Alaska Power Company
APT       Alaska Telephone Company
ATW       AP&T Wireless, Inc.
BBL       Black Bear Lake Hydro
BTP       Bettles Light & Power
BTT       Bettles Telephone Inc.
CCU       Coffman Cove Utilities Association Inc.
EPC       Eagle Power Company
GLH       Goat Lake Hydro
HLP       Haines Light & Power
NCT       North Country Telephone Inc.
NPL       Northway Power & Light

Exhibit B

                        Alaska Power & Telephone Company
                                and Subsidiaries

                        Consolidated Financial Statements

                     Years Ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Financial Statements


                     Years Ended December 31, 1997 and 1996




                                    Contents


Report of Independent Auditors............................................   1


Audited Consolidated Financial Statements

     Consolidated Balance Sheets..........................................   2
     Consolidated Statements of Income....................................   4
     Consolidated Statements of Stockholders' Equity......................   5
     Consolidated Statements of Cash Flows................................   6
     Notes to Consolidated Financial Statements...........................   7

                         Report of Independent Auditors

The Board of Directors
Alaska Power & Telephone Company

We have audited the accompanying consolidated balance sheets of Alaska Power & Telephone Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alaska Power & Telephone Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/Ernst & Young LLP
--------------------
Ernst & Young LLP

February 23, 1998

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                                 December 31
                                                            1997             1996
                                                       -------------------------------
ASSETS

Utility plant
   Electric                                             $ 42,829,536     $ 39,585,745
   Telecommunications                                     10,890,665        8,634,186
                                                       -------------------------------
                                                          53,720,201       48,219,931

   Less accumulated depreciation                          15,514,261       14,469,332
                                                       -------------------------------
                                                          38,205,940       33,750,599
   Hydroelectric plant under construction                 13,968,869        2,095,299
   Other plant under construction                          1,566,872          783,522
                                                       -------------------------------
                           Total utility plant, net       53,741,681       36,629,420


Other assets
   Preliminary survey and investigation costs                412,617          843,851
   Investments and other assets                            2,000,983        1,060,439
   Goodwill - net of accumulated amortization,
      $44,114 and $19,304, respectively                      852,640          729,491
   Special Funds - Restricted                              9,499,656                -
                                                       -------------------------------
                           Total other assets             12,765,896        2,633,781


Current assets
 Cash                                                        216,264          235,434
 Accounts receivable, less allowance for
     doubtful accounts of $16,685 and
     $20,853, respectively                                 2,397,547        2,248,516
   Fuel, supplies, and other inventory                     1,050,788          789,251
   Income taxes recoverable                                  367,066           74,804
   Prepaid expenses                                          125,623           73,932
                                                       -------------------------------
                           Total current assets            4,157,288        3,421,937
                                                       -------------------------------

                                                        $ 70,664,865     $ 42,685,138
                                                       ===============================

See accompanying notes

                Alaska Power & Telephone Company and Subsidiaries

                           Consolidated Balance Sheets


                                                                 December 31
                                                            1997             1996
                                                       -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity Common stock, $1 par value:
     Authorized shares - 2,000,000
     Issued and outstanding shares - 1,143,871 and      $  1,143,871     $  1,097,881
       1,097,881, respectively
   Additional paid-in capital                              5,086,137        4,279,314
   Retained earnings                                      11,516,593       10,405,640
                                                       -------------------------------
                           Total stockholders' equity     17,746,601       15,782,835


Long-term debt
   Goat Lake Hydro, Inc. project note payable             22,662,182                -
   Other notes payable, less current portion              22,409,971       20,965,054
                                                       -------------------------------
                           Total long-term debt           45,072,153       20,965,054


Other liabilities
   Deferred income taxes                                   4,378,360        3,395,791
   Customer advances for construction                        162,608          179,857
                                                       -------------------------------
                           Total other liabilities         4,540,968        3,575,648


Current liabilities
   Accounts payable                                          968,255          718,074
   Accrued taxes and expenses                              1,193,504          561,840
   Deferred income taxes                                     145,322          272,859
   Customer deposits and advance billings                    162,973          151,834
   Current portion of long-term debt                         835,089          656,994
                                                       -------------------------------
                           Total current liabilities       3,305,143        2,361,601
                                                       -------------------------------

                                                        $ 70,664,865     $ 42,685,138
                                                       ===============================

 See accompanying notes

                Alaska Power & Telephone Company and Subsidiaries

                        Consolidated Statements of Income


                                                            Year Ended December 31
                                                             1997             1996
                                                       -------------------------------
Revenues
   Electric                                             $ 10,532,481     $  9,264,818
   Telecommunications                                      5,980,072        4,423,152
                                                       -------------------------------
                                                          16,512,553       13,687,970
Total revenues

Expenses
   Electric                                                7,786,138        6,858,110
   Telecommunications                                      4,453,368        2,870,014
                                                       -------------------------------
                           Operating expenses             12,239,506        9,728,124


Interest (expense) income
   Interest expense                                       (1,872,559)      (1,271,860)
   Allowance for funds used during construction -
     debt portion                                            238,797           37,152
                                                        -------------------------------
                           Net interest expense           (1,633,762)      (1,234,708)

                                                       -------------------------------

                           Operating income                2,639,285        2,725,138


Other income
   Allowance for funds used during construction -
     equity portion                                          452,893           86,166
   Miscellaneous                                              32,900           22,200
                                                       -------------------------------
                           Total other income                485,793          108,366
                                                       -------------------------------

   Income before income taxes                              3,125,078        2,833,504
   Income taxes                                            1,029,770          926,441
                                                       -------------------------------

                                          Net income   $   2,095,308     $  1,907,063
                                                       ===============================

                            Basic earnings per share         $  1.87          $  1.87
                                                       ===============================

                          Diluted earnings per share         $  1.86          $  1.82
                                                       ===============================


See accompanying notes

                Alaska Power & Telephone Company and Subsidiaries

                 Consolidated Statements of Stockholders' Equity


                                                             Additional
                                                  Common       Paid-In      Retained
                                                   Stock       Capital      Earnings       Total
                                               -----------------------------------------------------

Balance at January 1, 1996                     $   937,016  $ 1,583,872   $ 9,364,623   $11,885,511

   Net income                                           -            -      1,907,063     1,907,063

   Cash dividends                                       -            -       (866,046)     (866,046)

   Sale of common stock to ESOP                     31,607      560,887            -        592,494

   Repurchase of common stock                       24,500      189,200            -        213,700

   Common stock issued in connection with          104,758    1,945,355            -      2,050,113
  acquisition of Haines Light & Power, Inc.
                                               -----------------------------------------------------

Balance at December 31, 1996                     1,097,881    4,279,314    10,405,640    15,782,835

   Net income                                           -            -      2,095,308     2,095,308

   Cash dividends                                       -            -       (984,355)     (984,355)

   Sale of common stock to ESOP                     29,402      599,878            -        629,280

   Common stock options exercised                   16,588      206,945            -        223,533
                                               =====================================================

Balance at December 31, 1997                   $ 1,143,871  $ 5,086,137   $11,516,593   $17,746,601
                                               =====================================================












See accompanying notes

                Alaska Power & Telephone Company and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                           Year Ended December 31
                                                                            1997             1996
                                                                       -------------------------------
OPERATING ACTIVITIES
Net income                                                             $  2,095,308      $  1,907,063
Adjustments to reconcile net income to net cash
   provided by operating activities:
     Depreciation and amortization                                        2,388,261         1,965,748
     Deferred income tax provision                                          658,229           330,409
Changes in operating activities:
     Increase in accounts receivable                                       (150,310)         (264,544)
     Change in other; assets, liabilities, and receivables                 (129,218)          641,791
     Increase in inventories                                                (54,036)          (66,001)
     Increase in income taxes                                               (95,459)          (19,951)
     Change in accounts payable and accrued liabilities                     396,776          (172,455)
     Other                                                                  ( 6,110)          (41,471)
                                                                       -------------------------------
                        Net cash provided by operating activities         5,103,441         4,280,589
                                                                       -------------------------------
INVESTING ACTIVITIES
   Acquisitions of utility plant                                        (17,562,385)       (5,518,969)
   Acquisition of AP&T Wireless                                          (1,200,000)               -
   Acquisition of Allakaket Exchange                                      ( 280,000)               -
   Investment in Special Funds - Restricted                              (9,499,656)               -
   Other Investments                                                       (336,158)         (314,202)
   Preliminary survey and investigation costs                              (176,575)         (383,819)
                                                                       -------------------------------
                            Net cash used in investing activities       (29,054,774)       (6,216,990)
                                                                       -------------------------------

FINANCING ACTIVITIES
   Proceeds from long-term debt                                          49,397,499         4,095,239
   Payments on long-term debt                                           (25,212,305)       (2,657,204)
   Payment of bond issue costs                                             (326,558)               -
   Payment of cash dividends                                               (779,286)         (866,046)
   Proceeds from sale of common stock                                       852,813           806,194
                                                                       -------------------------------
                        Net cash provided by financing activities        23,932,163         1,378,183
                                                                       -------------------------------

                                           Net (decrease) in cash          ( 19,170)         (558,218)


CASH AT BEGINNING OF YEAR                                                   235,434           793,652
                                                                       -------------------------------

CASH AT END OF YEAR                                                    $    216,264      $    235,434
                                                                       ===============================

See accompanying notes

                Alaska Power & Telephone Company and Subsidiaries

                                December 31, 1997



1.   The Company and Summary of Significant Accounting Policies

Alaska Power & Telephone Company and subsidiaries (AP&T) supplies electric and telephone service to several communities in the State of Alaska. AP&T is subject to regulation by the Alaska Public Utilities Commission, the Federal Communications Commission, and the Federal Energy Regulatory Commission (the Commissions) with respect to rates for service and maintenance of its accounting records. AP&T's accounting policies conform to generally accepted accounting principles as applied to regulated public utilities and are in accordance with the accounting requirements and rate-making practices of the Commissions.

     Consolidation

The accompanying consolidated financial statements include the accounts of AP&T and its wholly owned subsidiaries, after elimination of significant intercompany transactions and balances.

     Utility Plant and Depreciation

The cost of additions to and replacements of utility plant are capitalized. Cost includes direct material, labor, and similar items and charges for such indirect costs as engineering, supervision, payroll taxes, and pension benefits. AP&T capitalizes, as an additional cost of utility plant, an allowance for funds used during construction (AFUDC), which represents the allowed cost of capital used to finance a portion of construction work in progress for projects of more than one year in duration. AFUDC consists of debt and equity components that, when capitalized, are credited as noncash items to other income and interest charges. The cost of current repairs and maintenance is charged to expense, while the cost of betterment is capitalized. The original cost of utility plant together with removal cost, less salvage is charged to accumulated depreciation at such times as assets are retired and removed from service.

For financial statement purposes, depreciation is computed on the straight-line method using rates based on average service lives. For income tax purposes, AP&T computes depreciation using accelerated methods where permitted.

     Goodwill

Goodwill is amortized on a straight-line basis over 15 to 40 years.


     Preliminary Survey and Investigation Costs

AP&T defers costs incurred for the preliminary survey and investigation of proposed construction projects in accordance with the rules of the Commissions. These deferred costs are capitalized into utility plant when the preliminary survey and investigation projects are completed or are charged to expense in the period that a proposed project is abandoned.

     Fuel, Supplies, and Other Inventory

Fuel, supplies, and other inventory are valued at the lower of cost or market on a first-in, first-out basis. The supplies and other inventory are primarily held for use in construction projects.

     Income Taxes

Deferred income taxes result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The differences are primarily due to preliminary survey and investigation costs and depreciation expense.

     Customer Advances for Construction

Customer advances for construction of additions to the electric distribution systems are recorded as a liability and are amortized through discounted service billings to the customer over a 60-month period. At the end of the amortization period, any remaining balance is recorded as a reduction of the respective utility plant accounts.

     Stock-Based Compensation

The Company has adopted the disclosure only provisions of FASB Statement No. 123, and applies Accounting Principles Board Opinion No. 25 and related interpretation in accounting for its stock option plans. Accordingly, the Company's stock-based compensation expense is recognized based on the intrinsic value of the option on the date of grant. Disclosure in accordance with Statement 123 is provided in Note 8.


     Earnings per Share

The Company has calculated its basic earnings per share data according to the method prescribed in FASB Statement No. 128 "Earnings per Share". Under this new Statement, basic earnings per share are based on the weighted average number of shares of common stock outstanding, excluding any potential dilution that could occur if any outstanding options were exercised or any other contracts to issue common stock were converted. FASB Statement No. 128 requires the duel presentation of basic and diluted earnings per share.


     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.   Utility Plant

                                                                               Annual
                                                                            Depreciation
                                            1997              1996              Rate
                                      ------------------------------------------------------
Electric plant:
   Hydroelectric                      $   9,695,267     $   9,643,523             2%
   Other generation                      10,764,506        10,058,581             5%

   Transmission and distribution         14,090,071        12,444,485        2.5% to 5%

   Other                                  7,482,811         6,733,412          5% to 20%

   Land                                     796,881           705,744             -

                                      -----------------------------------
                         Electric        42,829,536        39,585,745
                                      -----------------------------------

Telecommunications plant:
   General support assets             $   1,158,175     $     935,986          5% to 20%

   Central office assets                  4,895,892         4,485,287             6%

   Cable and wire facilities              3,245,805         3,099,188          5% to 6%

   Nonregulated investment                1,490,671            53,195          7% to 20%

   Land                                     100,122            60,530             -

                                      -----------------------------------
               Telecommunications        10,890,665         8,634,186
                                      -----------------------------------

              Total utility plant     $  53,720,201     $  48,219,931
                                      ===================================


3.   Long-Term Debt

Long-term debt consists of the following:

                                                                              1997          1996
                                                                         --------------- -----------
Goat Lake Hydro, Inc., project note payable to secure Power
Revenue Bonds series 1997.
  Face amount of $23,000,000  less the original issue
  discount of $337,818 secured by the Power Sales Agreement, the
  Construction Funding Agreement (see Note 5), and all
  assets of Goat Lake Hydro Inc.  Interest rate average
  of 6% per year, principal sinking fund, due through 2032                $22,662,182              -
                                                                         --------------- ------------
Other Notes Payable:

Notes payable to National Bank for Cooperatives (CoBank):

    Note payable, secured by BBL Hydro Inc., assets and
    revenues,  through 2022, at 7.17% fixed interest rate
    through 2002                                                            7,947,228      8,000,000

    Note payable,  secured by telephone assets, due in
      quarterly  installments through 2008, at 7.24% fixed
      interest rate
                                                                            4,861,329      5,146,712
    Note payable, secured by electric assets, due in quarterly
      installments through 2012, at 7.28% fixed interest rate               3,932,477              -

    Note payable, secured by electric assets, due in quarterly
      installments through 2010, at 7.33% fixed interest rate               3,755,618      3,899,812

    Unsecured line of credit, due December 1999, variable interest
      rate 7.19% at December 31, 1997                                       1,000,000      2,900,000

Note payable to commercial banks, unsecured line of
  credit, due December 1999, variable interest rate, and
  7.96% at December 31, 1997                                                1,000,000      1,000,000



                                                                              1997           1996
                                                                         --------------- -----------
Note payable to City of Craig, Alaska, due in equal annual
  installments to 2006, variable interest rate 6.4% at
  December 31, 1997                                                           180,000        200,000
Other debt, unsecured, with fixed interest rates ranging
  from 2% to 11%, maturing at various dates                                                  568,408          475,524
                                                                         --------------- -----------
                                                                           23,245,060     21,622,048
Less current portion                                                          835,089        656,994
                                                                         --------------- -----------
                                           Total other notes payable       22,409,971     20,965,054
                                                                         --------------- -----------

                                                Total long-term debt     $ 45,072,153    $ 20,965,054
                                                                         =============== ============

Annual  maturities for the five years  beginning  January 1, 1998, are $835,089,
$2,824,835,   $1,120,797,   $1,207,566,   and  $1,300,615,   respectively,   and
$38,618,340, thereafter.

Project note payable of Goat Lake Hydro, Inc. (GLH), a fully owned subsidiary of AP&T, to secure the Power Revenue Bonds series 1997, is the result of the issuance on December 31, 1997, of a series of tax-exempt bonds by the Alaska Industrial Development and Export Authority (AIDEA). The proceeds are restricted in use, with the purpose of financing the acquisition, purchase, construction, improvement, and equipment of the project known as the Upper Lynn Canal Regional Power Supply System. Of these restricted funds, $2 million is required to remain in reserve for the term of the bonds. To secure payment of bond principal and interest, AIDEA has assigned to First Trust National Association all rights and interests in the project note. The project note is secured by all assets and revenues of GLH, and a Power Sales Agreement (PSA) between GLH, Alaska Power Co.
(APC) and Haines Light and Power Co. (HLP), all fully owned subsidiaries of AP&T. The Alaska Public Utilities Commission has approved the PSA for the life of the GLH project note. This approval allows APC and HLP to charge their customers the entire annual costs as defined in the PSA, e.g., principal and interest due on the bonds, all operating costs (excluding depreciation), general and administrative costs, and the return on equity permitted by the commission. The PSA requires all GLH's production and sales of electricity be sold to and purchased by APC and HLP for the life of the agreement.

CoBank is organized similar to a cooperative and is owned by the customers it serves. As such, a portion of CoBank's earnings is returned to its customers. AP&T's loan agreements with CoBank require that a portion of CoBank's earnings returned to AP&T be invested in additional stock of CoBank based on a five-year average of the outstanding borrowings. These loan agreements are secured by the electric and telephone assets of the Company's two principal operating subsidiaries, Alaska Power Company and Alaska Telephone Company. As part of these agreements the Company is required to meet certain covenants. The Company is in compliance with all covenants.

As of December 31, 1997, the Company has unsecured lines of credit of $4,000,000 from CoBank and $7,500,000 from other commercial banks. This total of $11,500,000, less the outstanding amount of $2,000,000, is available for general and other corporate needs.

Interest paid on debt was $1,808,521 and $1,431,159 in 1997 and 1996, respectively.

4. Acquisition of Alaska Power & Telephone Wireless, Inc.

On March 1, 1997, AP&T purchased the fixed assets and inventories of Communications Unlimited Inc., and organized a new company under the name of Alaska Power & Telephone Wireless. The new company is a nonregulated entity engaged in various telecommunications services in southeast Alaska. The value of the assets, as determined by the purchase method of accounting, was $1,300,000. The consolidated financial statements reflect the operating results of AP&T Wireless for the period from March 1, 1997, to December 31, 1997.

5.   Commitments

AP&T leases its administrative office and a portion of its utility plant under noncancellable leases expiring through 2011. Total rent expense was $270,013 and $202,776 for 1997 and 1996, respectively. Certain of the leases include renewal provisions at AP&T's option. Minimum rental commitments under noncancellable operating leases, excluding hydroelectric operations, are $515,325. Minimum annual rental commitments are $51,558 in each of the next five years.

Lease agreements have been secured for the use of the land for hydroelectric operations. The term of the agreements extend for the life of the hydroelectric license, 50 years. Total rent expense for hydroelectric operations was $124,395 and $123,360 for 1997 and 1996, respectively.

During 1996, the Company began construction of the Goat Lake Hydroelectric Plant, the Submarine Cable Project, and the Otter Creek Hydro Project (in preliminary stages), collectively known as the Upper Lynn Canal Regional Power Supply System (System). The anticipated cost of the project is $22 million. The Company has a commitment associated with this project known as the Construction Funding Agreement. This agreement, between the Company and GLH, states the sources of funds to finance the System consist of $21 million in net proceeds from bonds issued by AIDEA (see Note 3) and $1 million in federal funds, with any additional funds necessary to complete the project contributed by the Company. The agreement further provides the Company consents to GLH's assignment of all its right, title, and interest in this agreement to AIDEA and to AIDEA's assignment of all of its right, title, and interest in this Agreement to the First Trust National Association for the benefit of the Power Revenue Bonds holders.

6.   Income Taxes

The components of the consolidated provision for income taxes are as follows:

                                               1997            1996
                                          --------------------------------
         Current:
            Federal                       $   295,627     $   479,601
            State                              75,914         116,431
                                          --------------------------------
                                               371,541        596,032

         Deferred                              658,229        330,409
                                          ================================
             Provision for income taxes     $1,029,770    $   926,441
                                          ================================


Total tax expense differs from that computed at the statutory federal income tax rate due to the following:

                                                                 1997          1996
                                                            ---------------------------
         Income tax provision at federal rate of 34%        $  1,062,527  $    963,391
         State income taxes, net of federal benefit              171,058       155,274
         Amortization of deferred investment tax credits          (9,495)       (9,495)
         Benefit of cash dividends paid to ESOP members         (136,578)     (121,077)
         Other                                                   (57,742)      (61,652)
                                                            ---------------------------
                           Provision for income taxes       $  1,029,770  $    926,441
                                                            ===========================

The components of the deferred tax assets and liabilities as of December 31, 1997 and 1996, are as follows:

                                                   1997             1996
                                              --------------------------------
         Current:
            Deferred tax assets               $    (82,175)     $    (64,641)
            Deferred tax liabilities               227,497           337,500
                                              --------------------------------
                                                   145,322           272,859

         Long-term deferred tax liabilities      4,378,360         3,395,791
                                              ================================

         Total net deferred tax liability     $  4,523,682       $ 3,668,650
                                              ================================


Federal and state income taxes paid were $744,993 and $670,836 in 1997 and 1996, respectively.


7.   Employee Stock Ownership Plan

AP&T maintains an employee stock ownership plan. All employees who have completed one year of full-time service (1,000 hours) and have attained the age of 21 are eligible to participate in the plan. Participants may elect to contribute from 1% to 13.5% of their wages to the plan, which can be invested in the common stock of AP&T or into an interest-bearing account. Employer contributions match the participant's contributions up to the first 3% of the participant's wages. Employer matching contributions were $111,940 and $104,420 in 1997 and 1996, respectively. Additional employer contributions are made annually at 5% of the eligible wages. These additional employer contributions were $186,565 and $170,990 in 1997 and 1996, respectively. Employer contributions are allocated to all plan participants as of December 31, the end of the plan year. The plan provides that participants' interests in employer-funded contributions become fully vested after five years of full-time employment.

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8.   Stock Option Plan

In 1991, AP&T established a stock option plan. The plan provides for the grant of incentive stock options. Stockholders have approved a total of 200,000 shares to be reserved for the plan from the authorized and unissued common stock. These options become exercisable five years after the date of grant and expire ten years after the date of grant.

The effect on net income and earnings per share of the fair value approach under FASB Statement No.123 is not materially different from those amounts recorded under APB 25.

A summary of the activity related to the plan as follows:

                                                                        Average
                                                                       Exercise
                                                        Shares         Price per
                                                     under Option        Share
                                                     ---------------------------
         Balance at December 31, 1995, unexercised     120,500           12.20

            Granted                                     22,000           18.80
            Exercised                                   24,500            7.72

                                                     ----------
         Balance at December 31, 1996, unexercised     118,000           14.16

            Granted                                     25,000           21.40
            Cancelled                                   13,000           12.82
            Exercised                                   11,000            8.49

                                                     ----------
         Balance at December 31, 1997, unexercised     119,000           14.58
                                                     ==========


Under an anti dilution provision within the purchase agreement with Alaska Energy Light & Power, to purchase Haines Light & Power, Inc., on August 1, 1996, additional options may be exercised under specific conditions.









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Exhibit C

EXHIBIT  C


Electric  Operations

1. Alaska Power Company - Serving Skagway, Tok, Craig, Hydaburg, Tanacross, Dot Lake, Hollis, Chistochina, Mentasta Lake, Tetlin, Healy Lake.

2.  Bettles Power & Light, Inc. - Serving Bettles, Evansville, Allakaket/Alatna.

3.  Coffman Cove Utilities Assoc. - Serving Coffman Cove, Whale Pass, Naukati.

4.  Eagle Power Company - Serving Eagle, Eagle Village.

5.  Northway Power & Light - Serving Northway, Northway Village.

6.  Haines Light & Power - Serving Haines.

7. BBL Hydro, Inc. - Hydroelectric on Prince of Wales Island (wholesale generator).

8.  Goat Lake Hydro, Inc. - Hydroelectric Project - Skagway.

Telephone Operations

1. Alaska Telephone Company - Serving Skagway, Tok, Craig, Hydaburg, Tanacross, Dot Lake, Hollis, Dry Creek, Tetlin, Healy Lake, Naukati, Whale Pass, Myers Chuck, Edna Bay.

2.  Bettles Telephone, Inc. - Serving Bettles, Evansville, Jim River Camp.

3.  North Country Telephone, Inc. - Serving Eagle, Eagle Village.

4.  AP&T Wireless - Serving Ketchikan and surrounding areas.

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